SECURITIES AND EXCHANGE COMMISSION

               Washington, DC 20549

                    FORM 6-K

          REPORT OF FOREIGN PRIVATE ISSUER
        PURSUANT TO RULE 13a-16 OR 15d-16 OF
        THE SECURITIES EXCHANGE ACT OF 1934

              For the month of MAY, 2003
           -------------------------------

         Perusahaan Perseroan (Persero) P.T.
          Indonesian Satellite Corporation
   (Translation of Registrant's Name into English)

                  Indosat Building
            Jalan Medan Merdeka Barat, 21
              Jakarta 10110 - Indonesia
       (Address of Principal Executive Offices)

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X        Form 40-F ____
                            -----

   (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes  _____     No     X
                                      -----

  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82- _____.)






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<LOGO INDOSAT APPEAR HERE>



       PT INDONESIAN SATELLITE CORPORATION Tbk

           ANNOUNCEMENT TO THE SHAREHOLDERS

    THE ANNUAL GENERAL MEETING OF SHAREHOLDERS


In accordance to article 22 of the Articles of Association of PT Indonesian Satellite Corporation Tbk, abbreviated as PT INDOSAT Tbk, hereinafter referred to as the Company, it is hereby announced that the Annual
General Meeting of Shareholders (AGM) of the Company, will be held on:

Date : Thursday, June 26, 2003
Time : 2.00 p.m. (local time)
Venue: Assembly Hall, Plaza Bapindo
       Jl. Jend. Sudirman Kav. 54-55
       Jakarta 12190


Shareholders who are entitled to attend the AGM are :

a. For those whose shares have not been electronically registered in the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Companys Share Register as at 4.00 p.m. of June 3,
2003; or their authorized representative.

b. For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 4.00 p.m. of June 3, 2003; or their authorized representative.

Each and every shareholder's proposal will be included in the AGM agenda provided that such proposal complies with the terms and conditions stipulated in article 20 paragraph 3 of the Articles of Association of the Company.

The invitation for the above mentioned AGM will be advertised in the same daily newspaper on June 4, 2003.

		Jakarta, 21 May 2003
																             PT INDOSAT Tbk
		 Board of Directors



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                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                  Perusahaan Perseroan (Persero) P.T.
                    Indonesian Satellite Corporation


Date: May 28, 2003   By: /s/ Widya Purnama
                     -------------------------------
                       Name: Widya Purnama
                       Title: President